NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)


1. Name of Registrant:
	BlackRock Inc. (CIK:0001364742) (EIN: 32-0174431)

2. Name of Person Relying on Exemption:
	Bluebell Capital Partners Limited (Bluebell Capital)

3. Address of Person Relying on Exemption:
	2 Eaton Gate, London, United Kingdom SW1W 9BJ

4. Written Materials.
Attachment: Letter to Asset Management Industry re: BlackRock AGM
(a copy is also on Bluebell Capital's website at www.bluebellcp.com).s

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote the proxy of any third-party stockholder of the Registrant.
Bluebell Capital, together with its affiliate (Bluebell Active Equity
Master Fund ICAV), is not asking for the proxy card of any third-party stockholder of the Registrant in connection with the 2024 annual meeting of stockholders of the Registrant and will not accept any such proxy card if sent. The cost of this filing is being borne entirely by Bluebell Capital.

PLEASE NOTE: Bluebell Capital is not asking for the proxy card of any third- party stockholder of the Registrant and cannot accept any such proxy card. Please DO NOT send us your proxy card.